UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-16489

A. FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statement of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 24, 2005

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statement of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, Illinois

June 18, 2004

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(In thousands)

	2004	2003
Assets:
Investments, at fair value	$352,385	$299,061
Participants’ loans	10,372	9,987

Total assets	362,757	309,048
Liabilities:
Contributions refundable	107	—

Net assets available for benefits	$362,650	$309,048

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

(In thousands)

	2004	2003
Additions:
Net appreciation in fair value of investments	$41,362	$23,772
Interest and dividend income	7,427	5,209

Net investment income	48,789	28,981
Employee contributions	17,259	16,624
Employer contributions	9,190	7,647

Total additions	75,238	53,252
Deductions:
Benefit distributions to participants	21,246	23,712
Administrative expenses	390	344

Total deductions	21,636	24,056

Net additions	53,602	29,196

Net assets available for benefits, beginning of year	309,048	279,852

Net assets available for benefits, end of year	$362,650	$309,048

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. (the Company) Savings and Investment Plan (the Plan) provides general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

During the year ended December 31, 2003, there was one amendment to the Plan. The amendment made several changes to the Plan. The first change, effective October 10, 2003, eliminated the provision which restricted participants from moving the Company’s matched contributions from the FMC Technologies Stock Fund. The second change, effective January 1, 2004, provided that the Company match 100% of basic contributions up to 5% of each participant’s eligible compensation (Basic Contribution) regardless of the Participant’s Basic Contribution investment option election. The amendment also clarified the determination and refunding of excess contributions under the Plan. Finally, the amendment adopted final rules for determining required minimum distributions for calendar years beginning with the 2003 calendar year.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees and certain eligible part-time employees of the Company (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee, acting on behalf of the plan administrator, the Company.

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $13,000, subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation. The aggregate amount of such reductions is contributed to a trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $13,000. The aggregate of pretax and after-tax contributions cannot exceed 20% of a participant’s total compensation. Active employees who meet the following requirements are eligible to make catch-up contributions to the prescribed limit: (1) attain age 50 or older during the year, (2) already contributing at least 5% to the Plan on a pretax basis and (3) will reach the pretax contribution limit for the year. The amount of the catch-up contribution is $3,000 for 2004 and increases by $1,000 each year through 2006.

The Company makes matching contributions for all active participants, except for certain bargaining unit employees. Effective January 1, 2004, the Company will match 100% of Basic Contributions. Prior to January 1, 2004, Company matching contributions ranged from 40% to 100% (depending upon which investment options the participants elected to direct their basic contributions for investment) of the portion of those contributions not in excess of 5% of each participant’s compensation, regardless of the limit on pretax contributions.

At December 31, 2004, 5,437 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to the selected investment options. Investment options include the following:

FMC Technologies Stock Fund (FMCTI Stock Fund) – Funds are invested in the common stock of the Company.

FMC Stock Fund – As of June 30, 2003, this Fund was terminated. The Trustee liquidated the Fund and invested the proceeds in the Fidelity Retirement Government Money Market Portfolio.

Fidelity Managed Income Portfolio Class II (MIP II CL 2) Fund – Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and short-term instruments to provide for liquidity needs. The selection of these contracts and administration of this fund is directed by the fund’s investment manager.

Clipper Fund – Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

Mutual Qualified Fund (Z) – Funds are invested primarily in common and preferred stocks, which are considered undervalued by the fund manager.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies with long-term growth potential.

Fidelity Puritan Fund – Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

Fidelity Magellan Fund – Funds are primarily invested in common stocks of domestic and foreign companies.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well-known and established companies.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in undervalued stocks or out-of-favor stocks. This fund was closed to new investors as of June 30, 2004. Current participants who have a balance in this option will continue to be able to invest in the fund.

Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. Government or its agencies.

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

PIMCO Total Return Fund – Funds are invested primarily in U. S. Government, corporate, mortgage and foreign bonds.

Morgan Stanley Institutional Fund Trust (MSIFT) Mid Cap Growth Portfolio – Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well.

Royce Low-Priced Stock Fund – Funds are invested in equity securities of undervalued small and micro-cap companies.

Fidelity Capital & Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Freedom Funds – a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. These funds primarily invest in other Fidelity mutual funds (stock, bond, and money market) which provide moderate asset allocation with a target retirement date. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

Company contributions to the Plan will be invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. Effective October 10, 2003, the Company amended the Plan to eliminate the provision that restricted participants from moving the Company’s matching contributions from the FMCTI Stock Fund at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is determined according to the following graduated schedule based on years of service.

Years of Service	Percent Vested
Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 or more	100%

(f)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2 , any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at an amount greater than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the plan administrator. A participant may have up to two loans outstanding at any one time.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations of Plan earnings are based on the participant’s account balance while a fixed amount is charged to each participant’s account for administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices are used to value investments.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(e)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Party-in-Interest Transactions

Fidelity Management Trust Company provides certain accounting and administrative services to the Plan for which approximately $390,000 and $344,000 of expenses were charged for the years ended December 31, 2004 and 2003, respectively. Participant loans are permitted party-in-interest transactions.

(4)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits at December 31, 2004 and 2003, are separately identified below:

	December 31,
	2004	2003
	(In thousands)
FMC Technologies Stock Fund	$105,763	$95,127
Fidelity MIP II CL 2 Fund	66,891	62,588
Clipper Fund	24,735	23,737
Sequoia Fund	24,427	21,759
Fidelity Low-Priced Stock Fund	21,222	—
Fidelity Blue Chip Growth Fund	—	15,395

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2004	2003
	(In thousands)
FMC Technologies Stock Fund	$30,870	$11,969
FMC Stock Fund	—	(9,029)
Clipper Fund	453	3,020
Mutual Qualified Fund (Z)	794	1,685
Sequoia Fund	988	2,990
Fidelity Puritan Fund	169	739
Fidelity Magellan Fund	355	930
Fidelity Blue Chip Growth Fund	781	2,835
Fidelity Low-Priced Stock Fund	2,535	3,059
Fidelity Diversified International Fund	1,840	1,808
Fidelity U. S. Equity Index Pool Fund	1,174	2,285
MSIFT Mid Cap Growth Portfolio	802	729
PIMCO Total Return Fund – Administrative Class	(41)	(20)
Royce Low-Priced Stock Fund	43	—
Fidelity Capital & Income Fund	152	168
Fidelity Freedom Income Fund	4	8
Fidelity Freedom 2000 Fund	11	11
Fidelity Freedom 2010 Fund	98	153
Fidelity Freedom 2020 Fund	185	263
Fidelity Freedom 2030 Fund	88	108
Fidelity Freedom 2040 Fund	61	61

	$41,362	$23,772

A majority of the Fidelity Managed Income Portfolio Class II, a common collective trust (“CCT”), is invested primarily in guaranteed investment contracts (“GICs”) and synthetic GICs which are fully benefit responsive. The GICs and synthetic GICs are stated at contract value (principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company), which approximates fair value. The average yield for the CCT (which has a September 30 fiscal year-end) was 4.01% and 4.42% for the years ended September 30, 2004 and 2003, respectively. The CCT’s crediting interest rates on investments ranged from 0.0% to 10.375% on September 30, 2004 and from 1.13% to 8.87% as of September 30, 2003.

(5)	Nonparticipant Directed Investments

Nonparticipant directed investments include forfeited non-vested balances that have not been allocated to participant accounts. Forfeited non-vested balances were $32,000 at December 31, 2004, of which approximately $11,000 were invested in the Fidelity MIP II CL 2 Fund.

Changes in the nonparticipant directed investments related to forfeited non-vested balances for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
	(In thousands)
Nonparticipant directed investments at January 1	$150	$51
Non-vested forfeited accounts	92	248
Realized gains	5	—
Interest and dividend income	4	3
Adjustments to participant accounts	1	—
Forfeitures used for plan expenses	(220)	(152)

Nonparticipant directed investments at December 31	$32	$150

With the elimination of all restrictions related to the FMCTI Stock Fund, all holdings in this fund as of December 31, 2004 were participant directed. The net assets within the FMCTI Stock Fund relating to nonparticipant directed investments were $45.0 million as of December 31, 2003. The components of the changes in net assets relating to these investments were contributions for the year ended December 31, 2003 of $7.6 million, net appreciation of $5.8 million, less $6.3 million representing the amount transferred to other investment options, and $3.3 million primarily related to benefits paid to participants.

(6)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter issued November 3, 2003, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and exempt from Federal income taxes under Section 501(a) of the Code.

The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not currently subject to Federal income tax on their elective contributions, Company contributions, investment income, or other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**		(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock 3,284,591 shares	$	N/A	$105,763

*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMTC Institutional Cash Portfolio (money market mutual fund)		N/A	5,035

*	Fidelity MIP II CL 2 Fund	Portfolio includes investment contracts offered by major insurance companies and other approved institutions		N/A	66,891

	Clipper Fund	Stock Value Fund		N/A	24,735

	Mutual Qualified Fund (Z)	Stock Long-term Growth Fund		N/A	11,235

	Sequoia Fund	Stock Long-term Growth Fund		N/A	24,427

*	Fidelity Puritan Fund	Stock and Bond Fund		N/A	6,987

*	Fidelity Magellan Fund	Stock Long-term Growth Fund		N/A	6,334

*	Fidelity Blue Chip Growth Fund	Large Companies Stock Fund		N/A	16,276

*	Fidelity Low-Priced Stock Fund	Stock Value Fund		N/A	21,222

*	Fidelity Diversified International Fund	Growth Mutual Fund of Foreign Companies		N/A	13,388

*	Fidelity Retirement Government Money Market Portfolio	Money Market Mutual Fund		N/A	12,809

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Cont.

December 31, 2004

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**	(e) Current value
*	Fidelity U.S. Equity Index Pool Fund	Stock Index Fund	N/A	$12,285

	PIMCO Total Return Fund – Administrative Class	Income Mutual Fund	N/A	7,078

	MSIFT Mid Cap Growth Portfolio – Administrative Class	Stock Long-term Growth Fund	N/A	4,807

	Royce Low-Priced Stock Fund	Stock Long-term Growth Fund	N/A	1,165

*	Fidelity Capital & Income Fund	Equity Income & Growth Fund	N/A	3,858

*	Fidelity Freedom Funds:
	Freedom Income Fund Freedom 2000 Fund Freedom 2010 Fund Freedom 2020 Fund Freedom 2030 Fund Freedom 2040 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) which provide moderate asset allocation with a target retirement date.	N/A N/A N/A N/A N/A N/A	201 384 2,487 2,951 1,239 828

*	Participant loans	Varying rates of interest 5.16% – 9.50%, 1,715 total loans outstanding	—	10,372

				$362,757

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By	/s/ Jeffrey W. Carr
Jeffrey W. Carr
Vice President, General Counsel and Secretary

Date: June 29, 2005

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)

23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP)